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                                                                    EXHIBIT 99.1



FOR IMMEDIATE RELEASE


                     QUORUM AFFILIATE COMPLETES ACQUISITION
                  OF DOCTORS HOSPITAL OF STARK COUNTY IN OHIO

NASHVILLE, Tenn., Nov. 1, 1996 -- An affiliate of Quorum Health Group, Inc. (Nasdaq/NM:QHGI) has completed the acquisition of Doctors Hospital of Stark County, Massillon, Ohio.

         Today, both parties agreed to the acquisition, completing the arrangement that began in early July with the signing of a letter of intent to purchase the hospital.

         Doctors Hospital is a 180-bed acute care hospital and a regional teaching center of the Ohio University College of Osteopathic Medicine. While the Quorum affiliate is the majority owner of the hospital, Summa Health System and The Cleveland Clinic Foundation will hold minority ownership positions.

         Summa, based in Akron, Ohio, is the parent of Akron City and St. Thomas Hospitals. The Cleveland Clinic Foundation was founded in 1921 and is one of the country's first and largest private, nonprofit medical groups with physician practices and hospitals in Cleveland, Ohio, and Ft. Lauderdale, Fla.

         Headquartered in Brentwood, Tenn., Quorum Health Group, Inc. owns and operates acute care hospitals and health systems nationwide. Quorum Health Resources, Inc., a subsidiary, is the nation's largest manager of not-for-profit hospitals and also provides consulting services to hospitals throughout the country.